SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Tollgrade Communications, Inc. (Name of Issuer)

Common Stock, $0.20 par value per share (Title of Class of Securities)

889542106 (CUSIP Number)

Steven J. Lynch
c/o Bradford Capital Partners
133 Freeport Road
Pittsburgh, PA 15215
412-781-7400

with a copy to:

Jonathan F. Wolcott
Holland & Knight LLP
1600 Tysons Boulevard, Suite 700
McLean, VA 22102
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2008 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 889542106

1	Names of reporting persons

Bradford Capital Partners
2	Check the appropriate box if a member of a group (see instructions
(a) ☐
	joint filers	(b) ☒
3	SEC Use Only

4	Source of funds (see instructions)

BK, AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

Pennsylvania
	7	Sole Voting Power

		1,300,673
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		1,300,673
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,300,673
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

9.88%
14	Type of Reporting Person (See Instructions)

PN

CUSIP No. 889542106

1	Names of reporting persons

BCP Investment LLC
2	Check the appropriate box if a member of a group (see instructions
(a) ☐
	joint filers	(b) ☒
3	SEC Use Only

4	Source of funds (see instructions)

BK, AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

Pennsylvania
	7	Sole Voting Power

		1,300,673
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		1,300,673
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,300,673
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

9.88%
14	Type of Reporting Person (See Instructions)

OO

CUSIP No. 889542106

1	Names of reporting persons

Bradford Capital Financial Services, LP
2	Check the appropriate box if a member of a group (see instructions
(a) ☐
	joint filers	(b) ☒
3	SEC Use Only

4	Source of funds (see instructions)

AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

Pennsylvania
	7	Sole Voting Power

		10,200
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		10,200
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

10,200
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

0.078%
14	Type of Reporting Person (See Instructions)

PN

CUSIP No. 889542106

1	Names of reporting persons

Bradford Capital Corp.
2	Check the appropriate box if a member of a group (see instructions
(a) ☐
	joint filers	(b) ☒
3	SEC Use Only

4	Source of funds (see instructions)

AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

Pennsylvania
	7	Sole Voting Power

		10,200
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		10,200
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

10,200
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

0.078%
14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 889542106

1	Names of reporting persons

Steven J. Lynch
2	Check the appropriate box if a member of a group (see instructions
(a) ☐
	joint filers	(b) ☒
3	SEC Use Only

4	Source of funds (see instructions)

BK, AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

United States
	7	Sole Voting Power

Number of	8	Shared Voting Power
Shares
Beneficially		1,310,873
Owned by	9	Sole Dispositive Power
Each Reporting
Person With
	10	Shared Dispositive Power

		1,310,873
11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,310,873
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

9.96%
14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 889542106

1	Names of reporting persons

Joseph L. Calihan
2	Check the appropriate box if a member of a group (see instructions
(a) ☐
	joint filers	(b) ☒
3	SEC Use Only

4	Source of funds (see instructions)

BK, AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

United States
	7	Sole Voting Power

Number of	8	Shared Voting Power
Shares
Beneficially		1,310,873
Owned by	9	Sole Dispositive Power
Each Reporting
Person With
	10	Shared Dispositive Power

		1,310,873
11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,310,873
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

9.96%
14	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $0.20 par value per share (the “Common Stock”) of Tollgrade Communications, Inc., a Pennsylvania corporation (the “Issuer”). The principal executive offices of the Issuer are located at 493 Nixon Road, Cheswick, PA 15024.

Item 2. Identity and background.

(a), (c) and (f):

This Schedule 13D is being filed by:

(i) Bradford Capital Partners, a Pennsylvania limited partnership, which makes debt and equity investments in public and private companies and other entities, and engages in the acquisition and development of entrepreneurial businesses.

(ii) BCP Investment LLC, a Pennsylvania limited liability company, which is the sole general partner of Bradford Capital Partners.

(iii) Bradford Capital Financial Services, LP, a Pennsylvania limited partnership, which makes debt and equity investments in public and private companies and other entities.

(iv) Bradford Capital Corp., a Pennsylvania corporation, which is the sole general partner of Bradford Capital Financial Services, LP.

(v) Steven J. Lynch, whose principal occupation is an attorney practicing with Williams Coulson Johnson Lloyd Parker & Tedesco, LLC, Pittsburgh, PA. Mr. Lynch serves as (i) a manager and the President, Secretary and Treasurer of BCP Investment LLC, and as a director and the President, Secretary and Treasurer of Bradford Capital Corp. Mr. Lynch is a United States citizen.

(vi) Joseph L. Calihan, whose principal occupation is to serve as a manager of BCP Investment LLC and a director of Bradford Capital Corp. Mr Calihan is the sole member of BCP Investment LLC.  Mr. Calihan is a United States citizen.

Each of the foregoing persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b):

The address of the principal business office of each of Bradford Capital Partners, BCP Investment LLC, Bradford Capital Financial Services, LP and Bradford Capital Corp., and the business address of each of Steven J. Lynch and Joseph L. Calihan, is 133 Freeport Road, Pittsburgh, PA 15215.

(d):

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

.

(e):

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and amount of funds or other consideration

The aggregate purchase cost of the 1,310,873 shares of the Issuer’s Common Stock owned collectively by Bradford Capital Partners (beneficial owner of 1,300,673 shares) and Bradford Capital Financial Services, LP (beneficial owner of 10,200 shares) is approximately $8,709,486. In 2004, Bradford Capital Partners purchased an aggregate of 449,782 shares of Common Stock at an aggregate cost of $4,079,937. A portion of the purchase price for these 2004 purchases was obtained from a bank loan made in the ordinary course of business. The funding for the all of the other acquisitions of shares of the Issuer’s Common Stock came from contributions by the limited partners of Bradford Capital Partners.

Item 4. Purpose of transaction.

The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons do not have present plans or proposals that relate to or would result in any of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

.

Item 5. Interest in securities of the issuer.

(a) and (b):

Bradford Capital Partners is the beneficial owner of 1,300,673 shares of the Issuer’s Common Stock, representing approximately 9.88% of the outstanding Issuer’s Common Stock as of March 29, 2008. BCP Investment LLC, is the general partner of Bradford Capital Partners and, as such, may be deemed to be the beneficial owner of the 1,300,673 shares of the Issuer’s Common Stock held by Bradford Capital Partners. BCP Investment LLC has sole voting and dispositive power over the shares owned by Bradford Capital Partners.

Bradford Capital Financial Services, LP is the beneficial owner of 10,200 shares of the Issuer’s Common Stock, representing approximately 0.078% of the outstanding Issuer’s Common Stock as of March 29, 2008. Bradford Capital Corp. is the general partner of Bradford Capital Financial Services, LP and, as such may be deemed to be the beneficial owner of the 10,200 shares of the Issuer’s Common Stock held by Bradford Capital Financial Services LP. Bradford Capital Corp. has sole voting and dispositive power over the shares owned by Bradford Capital Financial Services LP.

Except to the extent that either of Steven L. Lynch or Joseph L. Calihan may be deemed beneficial owners of the 1,310,873 shares collectively beneficially owned by Bradford Capital Partners and Bradford Capital Financial Services LP, representing approximately 9.96% of the outstanding Issuer’s Common Stock as of March 29, 2008, as of the date hereof, neither Steven L. Lynch nor Joseph L. Calihan own any shares of the Issuer’s Common Stock. Messrs. Lynch and Calihan are the managers of BCP Investment LLC and the directors of Bradford Capital Corp. and Mr. Calihan is the sole member of BCP Investment LLC, and, as such, Messrs. Lynch and Calihan may be deemed to have shared voting and dispositive power over the 1,310,873 shares collectively owned by Bradford Capital Partners and Bradford Capital Financial Services LP.

(c): Set forth below are the acquisitions of shares of the Issuer’s Common Stock made by Bradford Capital Partners in the last 60 days, all of which were purchased in the open market. No other Reporting Persons have acquired shares of the Issuer’s Common Stock in the last 60 days.

Date	Quantity	Price
5/1/2008	2,600.00	$5.00
5/1/2008	2,400.00	$4.99
5/1/2008	10,700.00	$5.00
5/1/2008	9,800.00	$5.00
5/1/2008	9,800.00	$5.00
5/1/2008	9,800.00	$5.00
5/1/2008	9,800.00	$5.00
5/1/2008	9,800.00	$5.00
5/1/2008	9,800.00	$5.00
5/1/2008	9,800.00	$5.00
5/1/2008	9,800.00	$5.00

.

Date	Quantity	Price
5/1/2008	9,800.00	$5.00
5/1/2008	9,700.00	$5.00
5/1/2008	100	$4.99
5/1/2008	9,800.00	$5.00
5/1/2008	9,800.00	$5.00
5/1/2008	9,800.00	$5.00
5/1/2008	9,600.00	$5.00
5/1/2008	200	$4.99
5/1/2008	9,800.00	$5.00
5/1/2008	9,600.00	$5.00
5/1/2008	100	$4.99
5/1/2008	9,500.00	$5.00
5/1/2008	100	$4.98
5/1/2008	100	$4.97
5/1/2008	9,500.00	$5.00
5/1/2008	100	$4.98
5/1/2008	100	$4.99
5/1/2008	9,600.00	$5.00
5/1/2008	100	$4.99
5/1/2008	400	$4.99
5/1/2008	4,800.00	$5.00
5/1/2008	3,600.00	$5.00
5/1/2008	2,200.00	$5.00
5/1/2008	1,200.00	$5.00
5/1/2008	100	$4.99
5/1/2008	100	$4.99
4/29/2008	220	$5.01
4/29/2008	380	$5.01
4/29/2008	100	$5.01
4/29/2008	100	$5.01
4/29/2008	200	$5.01
4/28/2008	52	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	200	$5.01
4/28/2008	200	$5.01
4/28/2008	228	$5.01
4/28/2008	1,120.00	$5.01
4/28/2008	1,900.00	$5.01
4/28/2008	512	$5.01
4/28/2008	400	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	500	$5.00
4/28/2008	888	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01

.

Date	Quantity	Price
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	400	$5.01
4/28/2008	200	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/28/2008	100	$5.01
4/25/2008	400	$5.01
4/25/2008	400	$5.01
4/25/2008	200	$5.01
4/25/2008	1,200.00	$5.01
4/24/2008	654	$5.03
4/24/2008	3	$5.03
4/24/2008	500	$5.03
4/24/2008	200	$5.03
4/24/2008	108	$5.03
4/24/2008	96	$5.03
4/24/2008	200	$5.03
4/24/2008	2,939.00	$5.03
4/24/2008	100	$5.02
4/24/2008	1,000.00	$5.02
4/24/2008	200	$5.01
4/24/2008	119	$5.01
4/24/2008	100	$5.01
4/24/2008	300	$5.01
4/24/2008	1,181.00	$5.00
4/23/2008	100	$4.98
4/23/2008	300	$4.98
4/23/2008	300	$4.97
4/23/2008	441	$5.01
4/23/2008	448	$5.00
4/23/2008	3	$5.01
4/23/2008	400	$5.01
4/23/2008	100	$5.01
4/23/2008	100	$5.01
4/23/2008	100	$5.01

.

Date	Quantity	Price
4/23/2008	200	$5.01
4/23/2008	100	$5.01
4/23/2008	100	$5.01
4/23/2008	100	$5.01
4/23/2008	100	$5.01
4/23/2008	100	$5.01
4/23/2008	100	$5.01
4/23/2008	100	$5.01
4/23/2008	100	$5.01
4/23/2008	100	$5.01
4/23/2008	100	$5.01
4/23/2008	100	$5.01
4/23/2008	100	$5.01
4/23/2008	100	$5.01
4/23/2008	197	$5.01
4/23/2008	100	$5.01
4/23/2008	300	$5.01
4/23/2008	1,700.00	$5.01
4/23/2008	900	$5.01
4/23/2008	400	$5.00
4/23/2008	32	$5.00
4/23/2008	200	$5.00
4/23/2008	100	$5.00
4/23/2008	100	$5.00
4/23/2008	68	$5.00
4/23/2008	500	$5.00
4/23/2008	200	$5.00
4/23/2008	100	$5.00
4/23/2008	52	$4.99
4/23/2008	200	$5.00
4/22/2008	56	$5.00
4/22/2008	99	$5.00
4/22/2008	218	$5.00
4/22/2008	400	$5.00
4/22/2008	400	$5.00
4/22/2008	692	$4.96
4/22/2008	1,100.00	$5.00
4/22/2008	167	$5.00
4/22/2008	133	$5.00
4/22/2008	67	$5.01
4/22/2008	100	$5.01
4/22/2008	100	$5.01
4/22/2008	100	$5.01
4/22/2008	100	$5.01
4/22/2008	100	$5.01
4/22/2008	100	$5.01
4/22/2008	53	$5.01
4/22/2008	100	$5.01
4/22/2008	280	$5.01

.

Date	Quantity	Price
4/22/2008	100	$5.01
4/22/2008	800	$5.01
4/22/2008	100	$5.00
4/22/2008	100	$5.00
4/22/2008	100	$5.00
4/22/2008	100	$5.00
4/22/2008	400	$5.00
4/21/2008	850	$5.00
4/21/2008	100	$5.00
4/21/2008	50	$5.00
4/21/2008	300	$5.00
4/21/2008	100	$5.00
4/21/2008	100	$5.00
4/21/2008	100	$5.00
4/21/2008	400	$5.00
4/21/2008	50	$5.00
4/21/2008	200	$5.00
4/21/2008	100	$5.00
4/21/2008	250	$5.00
4/21/2008	300	$5.00
4/17/2008	1,700.00	$5.00
4/17/2008	100	$5.00
4/17/2008	200	$5.00
4/17/2008	1,357.00	$5.01
4/17/2008	43	$5.00
4/17/2008	600	$5.01
4/16/2008	2,100.00	$5.00
4/16/2008	600	$5.00
4/16/2008	1,900.00	$4.98
4/16/2008	35	$5.00
4/16/2008	1,300.00	$5.00
4/16/2008	565	$5.00
4/16/2008	1,000.00	$5.00
4/14/2008	27	$5.00
4/14/2008	200	$5.00
4/14/2008	300	$4.98
4/14/2008	350	$5.00
4/14/2008	550	$5.00
4/14/2008	135	$5.00
4/14/2008	1,865.00	$5.00
4/14/2008	1,035.00	$5.00
4/14/2008	365	$5.00
4/14/2008	600	$5.00
4/11/2008	433	$4.90
4/11/2008	6,000.00	$5.00
4/11/2008	6,100.00	$5.00
4/11/2008	8,500.00	$5.00
4/11/2008	3,840.00	$5.00
4/11/2008	660	$4.99

.

Date	Quantity	Price
4/11/2008	7,300.00	$5.00
4/11/2008	2,200.00	$5.00
4/11/2008	9,200.00	$5.00
4/11/2008	300	$4.99
4/11/2008	9,500.00	$5.00
4/11/2008	9,500.00	$5.00
4/11/2008	8,700.00	$5.00
4/11/2008	800	$4.99
4/11/2008	9,500.00	$5.00
4/11/2008	9,500.00	$5.00
4/11/2008	9,500.00	$5.00
4/11/2008	9,500.00	$5.00
4/11/2008	9,500.00	$5.00
4/11/2008	9,000.00	$5.00
4/11/2008	9,000.00	$5.00
4/11/2008	9,000.00	$5.00
4/11/2008	9,000.00	$5.00
4/11/2008	9,000.00	$5.00
4/11/2008	9,000.00	$5.00
4/11/2008	9,000.00	$5.00
4/11/2008	9,000.00	$5.00
4/11/2008	8,000.00	$5.00
4/11/2008	8,000.00	$5.00
4/11/2008	4,800.00	$5.00
4/11/2008	3,600.00	$5.00
4/11/2008	7,000.00	$5.00
4/11/2008	5,500.00	$5.00
4/11/2008	3,500.00	$5.00
4/11/2008	4,200.00	$5.00
4/11/2008	3,000.00	$5.00
4/11/2008	2,600.00	$5.00
4/11/2008	3,000.00	$5.00
4/11/2008	2,300.00	$5.00
4/11/2008	4,500.00	$5.00
4/11/2008	300	$4.99
4/11/2008	4,000.00	$5.00
4/11/2008	3,400.00	$5.00
4/11/2008	2,400.00	$5.00
4/11/2008	1,300.00	$5.00
4/11/2008	1,800.00	$5.00
4/11/2008	100	$4.99
4/11/2008	1,100.00	$5.00
4/11/2008	1,200.00	$5.00
4/11/2008	800	$5.00
4/11/2008	200	$4.99
4/2/2008	100	$5.40
4/2/2008	100	$5.40
4/2/2008	100	$5.41
4/2/2008	100	$5.41

.

Date	Quantity	Price
4/2/2008	100	$5.41
4/2/2008	100	$5.41
4/2/2008	200	$5.41
4/2/2008	200	$5.36
4/2/2008	245	$5.40
4/2/2008	300	$5.40
4/2/2008	444	$5.40
4/2/2008	743	$5.40
4/2/2008	900	$5.41
4/2/2008	2,214.00	$5.35
4/2/2008	70	$5.42
4/2/2008	530	$5.41
4/2/2008	200	$5.42
4/2/2008	1,200.00	$5.41
4/2/2008	2,500.00	$5.41
4/2/2008	2,500.00	$5.41
4/2/2008	100	$5.42
4/2/2008	100	$5.42
4/2/2008	100	$5.42
4/2/2008	100	$5.42
4/2/2008	100	$5.42
4/2/2008	100	$5.42
4/2/2008	400	$5.41
4/2/2008	400	$5.42
4/2/2008	100	$5.41
4/2/2008	299	$5.41
4/2/2008	1	$5.41
4/2/2008	100	$5.41
4/2/2008	100	$5.41
4/2/2008	100	$5.41
4/2/2008	100	$5.41
4/2/2008	700	$5.41
4/2/2008	1	$5.42
4/2/2008	1,399.00	$5.41
4/2/2008	1,000.00	$5.41
4/1/2008	1,200.00	$5.43
4/1/2008	1,300.00	$5.42
4/1/2008	100	$5.42
4/1/2008	100	$5.41
4/1/2008	100	$5.41
4/1/2008	500	$5.42
3/31/2008	1,400.00	$5.40
3/31/2008	1,792.00	$5.44
3/31/2008	100	$5.43
3/31/2008	100	$5.44
3/31/2008	2,858.00	$5.43
3/31/2008	100	$5.44
3/31/2008	5,800.00	$5.40
3/31/2008	200	$5.39

.

Date	Quantity	Price
3/31/2008	3,000.00	$5.40
3/31/2008	1,800.00	$5.40
3/31/2008	200	$5.39
3/31/2008	1,500.00	$5.40
3/31/2008	2,500.00	$5.40
3/31/2008	1,100.00	$5.41
3/31/2008	199	$5.42
3/31/2008	1,201.00	$5.43
3/31/2008	200	$5.41
3/31/2008	400	$5.40
3/31/2008	400	$5.41
3/31/2008	200	$5.41
3/31/2008	1,300.00	$5.40
3/31/2008	100	$5.41
3/31/2008	900	$5.40
3/31/2008	500	$5.41
3/31/2008	400	$5.40
3/31/2008	100	$5.41
3/31/2008	900	$5.43
3/31/2008	100	$5.41
3/28/2008	1,000.00	$5.40
3/26/2008	72	$5.55
3/26/2008	100	$5.55
3/26/2008	200	$5.51
3/26/2008	290	$5.55
3/26/2008	1,070.00	$5.55
3/26/2008	700	$5.51
3/26/2008	100	$5.51
3/26/2008	600	$5.51
3/24/2008	423	$5.44
3/24/2008	177	$5.44
3/24/2008	223	$5.43
3/24/2008	300	$5.44
3/24/2008	300	$5.41
3/18/2008	1,400.00	$5.28
3/18/2008	2,000.00	$5.29
3/18/2008	2,000.00	$5.29
3/18/2008	1,400.00	$5.28
3/18/2008	1,208.00	$5.30
3/18/2008	2,100.00	$5.31
3/18/2008	900	$5.31
3/18/2008	1,792.00	$5.30
3/18/2008	3,000.00	$5.30
3/17/2008	100	$5.23
3/17/2008	100	$5.22
3/17/2008	200	$5.20
3/17/2008	500	$5.14
3/17/2008	1,200.00	$5.24
3/17/2008	200	$5.24

.

Date	Quantity	Price
3/17/2008	200	$5.24
3/17/2008	200	$5.23
3/17/2008	200	$5.22
3/17/2008	600	$5.22
3/17/2008	1,400.00	$5.24
3/17/2008	1,600.00	$5.23
3/17/2008	200	$5.22
3/17/2008	9	$5.22
3/17/2008	107	$5.22
3/17/2008	100	$5.22
3/17/2008	100	$5.22
3/17/2008	300	$5.22
3/17/2008	200	$5.21
3/17/2008	84	$5.20
3/17/2008	100	$5.21
3/17/2008	1,400.00	$5.24
3/17/2008	100	$5.24
3/17/2008	400	$5.23
3/17/2008	1,500.00	$5.24
3/17/2008	500	$5.24
3/17/2008	1,800.00	$5.23
3/17/2008	200	$5.22
3/17/2008	1,100.00	$5.23
3/17/2008	200	$5.22
3/17/2008	100	$5.21
3/17/2008	100	$5.22
3/17/2008	1,300.00	$5.23
3/17/2008	100	$5.22
3/17/2008	100	$5.23
3/17/2008	900	$5.22
3/17/2008	300	$5.22
3/17/2008	100	$5.21
3/17/2008	100	$5.22
3/17/2008	100	$5.21
3/17/2008	900	$5.22
3/17/2008	600	$5.20
3/17/2008	600	$5.20
3/17/2008	300	$5.18
3/17/2008	100	$5.20
3/13/2008	100	$5.31
3/13/2008	100	$5.29
3/13/2008	200	$5.28
3/13/2008	200	$5.26
3/13/2008	200	$5.28
3/13/2008	1,000.00	$5.31
3/13/2008	1,300.00	$5.31
3/12/2008	405	$5.35
3/12/2008	266	$5.35
3/12/2008	100	$5.35

.

Date	Quantity	Price
3/12/2008	16	$5.35
3/12/2008	18	$5.44
3/12/2008	200	$5.44
3/12/2008	100	$5.44
3/12/2008	100	$5.44
3/12/2008	600	$5.44
3/12/2008	182	$5.44
3/12/2008	300	$5.43
3/12/2008	1,300.00	$5.45
3/12/2008	100	$5.45
3/12/2008	600	$5.45
3/12/2008	1,500.00	$5.45
3/12/2008	1,300.00	$5.45
3/12/2008	100	$5.44
3/12/2008	100	$5.45
3/11/2008	200	$5.30
3/11/2008	700	$5.35
3/11/2008	1,500.00	$5.30
3/11/2008	100	$5.33
3/11/2008	700	$5.35
3/11/2008	400	$5.33
3/11/2008	1,200.00	$5.37
3/11/2008	520	$5.30
3/11/2008	400	$5.37
3/11/2008	400	$5.37
3/11/2008	400	$5.37
3/11/2008	451	$5.40
3/11/2008	100	$5.40
3/11/2008	100	$5.40
3/11/2008	100	$5.40
3/11/2008	449	$5.40
3/11/2008	100	$5.37
3/11/2008	200	$5.39
3/11/2008	2,500.00	$5.40
3/11/2008	1,000.00	$5.42
3/11/2008	80	$5.30
3/11/2008	400	$5.30
3/11/2008	600	$5.35
3/11/2008	100	$5.35
3/11/2008	100	$5.34
3/11/2008	200	$5.35
3/10/2008	40	$5.42
3/10/2008	150	$5.42
3/10/2008	200	$5.44
3/10/2008	300	$5.46
3/10/2008	1,900.00	$5.44
3/10/2008	200	$5.45
3/10/2008	400	$5.44
3/10/2008	1,400.00	$5.44

.

Date	Quantity	Price
3/10/2008	2,000.00	$5.44
3/10/2008	1,200.00	$5.44
3/10/2008	700	$5.44
3/10/2008	300	$5.43
3/10/2008	900	$5.44
3/10/2008	7,200.00	$5.44
3/10/2008	1,200.00	$5.44
3/10/2008	1,100.00	$5.46
3/10/2008	100	$5.46
3/10/2008	600	$5.46
3/10/2008	200	$5.46
3/10/2008	1,800.00	$5.46
3/10/2008	100	$5.45
3/10/2008	100	$5.46
3/10/2008	1,100.00	$5.44
3/10/2008	100	$5.45
3/10/2008	100	$5.45
3/10/2008	1,100.00	$5.45
3/10/2008	1,200.00	$5.46
3/10/2008	1,800.00	$5.46
3/10/2008	100	$5.45
3/10/2008	100	$5.46
3/10/2008	300	$5.45
3/10/2008	100	$5.45
3/10/2008	200	$5.45
3/10/2008	200	$5.45
3/10/2008	100	$5.45
3/10/2008	100	$5.45
3/10/2008	200	$5.45
3/10/2008	600	$5.45
3/10/2008	500	$5.44
3/10/2008	2,000.00	$5.45
3/10/2008	1,000.00	$5.49

(d): Not applicable.

(e): Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Issuer.

Bradford Capital Partners entered into a loan agreement with a bank in 2004 pursuant to which Bradford Capital Partners borrowed funds, a portion of which were used to purchase 449,782 shares of the Common Stock it owns.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as part of this Schedule 13D:

Exhibit 1: Revolving Loan Agreement, dated as of February 24, 2004
Exhibit 2: Joint Filing Agreement, dated as of May 9, 2008.

.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRADFORD CAPITAL PARTNERS
a Pennsylvania limited partnership
By: BCP INVESTMENT LLC
its General Partner

By: /s/ Steven J. Lynch
Name: Steven J. Lynch
Title: President, Secretary and Treasurer
Date: May 9, 2008

BCP INVESTMENT LLC
a Pennsylvania limited liability company

By: /s/ Steven J. Lynch
Name: Steven J. Lynch
Title: President, Secretary and Treasurer
Date: May 9, 2008

BRADFORD CAPITAL FINANCIAL SERVICES, LP
a Pennsylvania limited partnership
By: BRADFORD CAPITAL CORP.
its General Partner

By: /s/ Steven J. Lynch
Name: Steven J. Lynch
Title: President, Secretary and Treasurer
Date: May 9, 2008

BRADFORD CAPITAL CORP.
a Pennsylvania corporation

By:__/s/ Steven J. Lynch__________
Name: Steven J. Lynch
Title: President, Secretary and Treasurer
Date: May 9, 2008

__/s/ Steven J. Lynch_______
Steven J. Lynch, an individual
Date: May 9, 2008

.

__/s/ Joseph L. Calihan____________
Joseph L. Calihan, an individual
Date: May 9, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

.